

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2021

Lisa Ricciardi
Chief Executive Officer
COGNITION THERAPEUTICS INC
2403 Sidney Street
Pittsburgh, Pennsylvania 15203

> **Re: COGNITION THERAPEUTICS INC**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 20, 2021**
> **File No. 333-257999**

Dear Ms. Ricciardi:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 21, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-1, Filed August 20, 2021

Note 3. Financial Instruments and Fair Value Measurements
Simple Agreements for Future Equity, page F-40

1.   We note the discussion on page 85 that the change in fair value of the SAFE was primarily attributable to the change in the probability of occurrence of future event inputs in the valuation model. Please revise to describe the valuation technique and quantify the significant unobservable inputs underlying the level 3 fair value measurement of the SAFE. Refer to ASC 820-10-50-2bbb.

You may contact Eric Atallah at 202-551-3663 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Rachael M. Bushey, Esq.